[redacted]

15048301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/10/15

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 Victor Herbert Road, PO Box 31
(No. and Street)

Lake Placid	NY	12946
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Levine 646-774-2923
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2015 MAR -2 PM 2:01
SEC / MR

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.
- ■ Independent Registered Public Accounting Firm.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

OATH OR AFFIRMATION

I, Thomas Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

BRITT E PICKARD
Notary Public, State of New York
No. 01PI6108682
Qualified in Franklin County
Commission Expires April 19, 2016

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐
- ■
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemption Report under Rule 15c3-3
- ■ (p) A review report on the Exemption Report under Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ■ (q) Notes to the Financial Statements
- ■ (r) Independent Auditors' Report on Internal Control Structure.

RECEIVED
2015 MAR -2 PM 2:01
SEC / MR

Mitchell Securities, Inc.

December 2014 and 2013

MITCHELL SECURITIES, INC.
P.O. BOX31 * LAKE PLACID, NEW YORK 12946 * (518) 523-3261 * FAX (518) 523-1467

Rule 15c3-3 Exemption Report
December 31, 2014

Mitchell Securities, Inc.

In accordance with the FINRA membership agreement applicable to Mitchell Securities, Inc. (the "Company"), the Company does not handle cash or securities on behalf of customers. In addition, the Company introduces its customers on a fully disclosed basis to and their cash and/or securities transactions are cleared by an independent clearing broker.

It is the Company's belief that by its business structure, its agreement with its clearing broker and discussions with regulatory examiners during past examinations and its FINRA coordinator that it is designated to operate under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company has discussed clarifying this designation in its membership agreement with FINRA.

Therefore, to the best of its knowledge and belief, the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

/s/ Thomas Mitchell

Thomas Mitchell
President
February 27, 2015

PKF
O'CONNOR
DAVIES

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Mitchell Securities, Inc.

We have audited the accompanying financial statements of Mitchell Securities, Inc. (the "Company"), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA"), and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with SEA Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As more fully described in Notes 1 and 4 to the financial statements, the Company has funded operations with capital contributions, and material transactions with its stockholder. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. The Company's future operations may require continued support from its stockholder.

PKF O'Connor Davies

February 27, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.odpkf.com

Mitchell Securities, Inc.

Statements of Financial Condition

	December 31, 2014	December 31, 2013
ASSETS		
Cash and cash equivalents	$ 69,524	$ 67,515
Advance to stockholder	11,068	-
Other assets	789	608
Total Assets	$ 81,381	$ 68,123
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 17,031	$ 9,600
Advance from Shareholder	-	11,837
Total Liabilities	17,031	21,437
Stockholder's Equity		
Capital stock, $1 par value, 1,000 shares authorized, 100 shares isssued and outstanding	100	100
Additional paid-in capital	172,759	71,922
Retained earnings (deficit)	(108,509)	(25,336)
Total Stockholder's Equity	64,350	46,686
Total Stockholder's Equity and Liabilities	$ 81,381	$ 68,123

See notes to financial statements

Mitchell Securities, Inc.

Statements of Operations

	Year Ended December 31, 2014	Year Ended December 31, 2013
REVENUES		
Research	$ 20,000	$ 51,690
Commissions	4,053	27,515
Other	11	12
Total Revenues	$ 24,064	$ 79,217
EXPENSES		
Salaries and wages	$ 24,100	$ 31,200
Payroll taxes and employee benefits	1,212	1,253
Management fee	27,786	34,831
Clearance fees	1,394	6,150
Occupancy	15,426	13,528
Professional fees	16,625	27,850
Other expenses	20,694	21,443
Total Expenses	$ 107,237	$ 136,255
Net Income/(Loss)	$ (83,173)	$ (57,038)

See notes to financial statements

Mitchell Securities, Inc.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2014 and 2013

	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2013	$ 100	$ 14,122	$ 31,702	$ 45,924
2013				
Additional paid-in capital	-	57,800		57,800
Net (loss)	-	-	(57,038)	(57,038)
Balance, December 31, 2013	100	71,922	(25,336)	46,686
2014				
Additional paid-in capital	-	100,837	-	100,837
Net (loss)	-	-	(83,173)	(83,173)
Balance, December 31, 2014	$ 100	$172,759	$(108,509)	$ 64,350

See notes to financial statements

Mitchell Securities, Inc.

Statements of Cash Flows

	Year Ended December 31, 2014	Year Ended December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ (83,173)	$ (57,038)
Adjustment to reconcile net income/(loss) to net cash used in operating activities:		
Net change in operating assets and liabilities		
Receivable from clearing broker	-	8,172
Advance to stockholder	(11,068)	-
Other assets	(181)	794
Accounts payable and accrued expenses	7,431	500
Net Cash used in Operating Activities	(86,991)	(47,572)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	$ 89,000	$ 57,800
Payable to Shareholder	-	11,837
Increase in Cash and Cash Equivalents	2,009	22,065
CASH AND CASH EQUIVALENTS		
Beginning of year	67,515	45,450
End of year	$ 69,524	$ 67,515
NON-CASH FINANCING ACTIVITIES		
Conversion of Advance to Stockholder to Additional paid-in capital	$ 11,837	

See notes to financial statements

1. Organization

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully-disclosed basis through the clearing broker. In addition, the Company sells investment research services. The terms of compensation for the Company's research services were altered during the first quarter of 2013. Such compensation is now based on the transaction flow of business, and related revenues of the Company's customer, which because they are unpredictable will be recognized when consummated.

The Company has funded operations with capital contributions from its stockholder from time to time. The Company's future operations may require support from the stockholder.

As a Subchapter S company the Company's Federal and New York State income is passed through to the individual income tax returns of its stockholder.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues and expenses are recorded on a trade-date basis. Revenue from research services are recorded when the related revenue for the Company's customer are consummated.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2011.

2. Summary of Significant Accounting Policies *(continued)*

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financials statements through the date that the financial statements were available to be issued, which date is February 27, 2015.

3. Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents with FDIC insured financial institutions.

4. Related Party Transactions

Commitments

The Company leases office space from a related party on a month to month basis. Total rental expense for 2014 and 2013 was $15,426 and $13,528.

Management Fees

Management fees are paid on a quarterly basis based on the profitability during the prior quarter and other relevant factors to the Company's stockholder, who has complete discretion as to its use, which may include administrative services and/or other costs incurred by the stockholder. In 2014 and 2013 the Company incurred $27,786 and 34,831 of management fees, respectively.

Advance from Stockholder

During 2013, the Company's stockholder paid for certain expenses on behalf of the Company. The advance is not interest bearing and has no specific term. During 2014, the advance was converted into additional paid-in capital. At December 31, 2013, total advance from stockholder was $11,837. No advances were received during 2014.

Advance to Stockholder

During 2014, the Company paid for certain expenses on behalf of its stockholder. The advance is not interest bearing and has no specific term. At December 31, 2014, total advance to stockholder was $11,068. No advances were made during 2013.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEA") Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

exceed 15 to 1. As of December 31, 2014, the Company had net capital of $52,493 which was $47,493 in excess of its required net capital. The Company's ratio of net capital to aggregate indebtedness is .3244 to 1.

* * * * *

Mitchell Securities, Inc.

Supplementary Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

As of December 31, 2014

Mitchell Securities, Inc.

Schedule of Computation of Net Capital Under
Securities Exchange Act of 1934 ("SEA") Rule 15c3-1
As of December 31, 2014

NET CAPITAL	
Total stockholder equity from statement of financial condition	$ 64,350
Deductions for non-allowable assets:	
Advance to stockholder	11,068
Other assets	789
Net capital	52,493
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000
Excess of net capital over minimum requirement	$ 47,493
Total Aggregate Indebtedness Liabilities	$ 17,031
Percent of aggregate indebtedness to net capital	32.44%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2014.

See Report of Independent Registered Public Accounting Firm

Mitchell Securities, Inc.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
As of December 31, 2014

The firm has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
As of December 31, 2014

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

See Report of Independent Registered Public Accounting Firm

PKF
O'CONNOR
DAVIES

PKF

Report of Independent Registered Public Accounting Firm

**To the Shareholder of
Mitchell Securities, Inc.**

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Mitchell Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies

February 27, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

MITCHELL SECURITIES, INC.
P.O. BOX31 * LAKE PLACID, NEW YORK 12946 * (518) 523-3261 * FAX (518) 523-1467

Rule 15c3-3 Exemption Report
December 31, 2014

Mitchell Securities, Inc.

In accordance with the FINRA membership agreement applicable to Mitchell Securities, Inc. (the "Company"), the Company does not handle cash or securities on behalf of customers. In addition, the Company introduces its customers on a fully disclosed basis to and their cash and/or securities transactions are cleared by an independent clearing broker.

It is the Company's belief that by its business structure, its agreement with its clearing broker and discussions with regulatory examiners during past examinations and its FINRA coordinator that it is designated to operate under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company has discussed clarifying this designation in its membership agreement with FINRA.

Therefore, to the best of its knowledge and belief, the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

/s/ Thomas Mitchell

Thomas Mitchell
President
February 27, 2015